Mail Stop 3010

August 27, 2009

Via U.S. Mail and Fax (317) 685-7275
Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, L.P.
225 West Washington Street
Indianapolis, IN 46204

RE: **Simon Property Group, L.P.**
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Filed March 2, 2009 and May 8, 2009
File No. 333-11491

Dear Mr. Sterrett:

We have reviewed your response letter dated August 5, 2009 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Equity

Exchange Rights, page 56

1. Based on our phone call and your responses you have analogized to the EITF's observation in Issue 98-2 that in the separate financial statements of the subsidiary, an investment in the stock of a parent whose only significant asset is its investment in the subsidiary is essentially the same as the stock of the subsidiary and should be classified as a component of shareholders equity. Under this circumstance you have concluded that settlement of the unit redemption in parent shares does not represent a delivery of assets. We do not object to your analogy under this circumstance. Please provide us with your proposed

disclosures for future filings related to how you have determined that the LP units are classified as permanent equity and not temporary equity.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief